EXHIBIT 12.1

Hecla Mining Company
Fixed Charge and Preferred Dividend Coverage Ratio Calculation
For the Years Ended December 31, 2012, 2011, 2010, 2009 and 2008

	2012	2011	2010	2009	2008

Net income (loss) from continuing operations before income taxes	$23,833	$233,142	$(74,549)	$60,146	$(33,366)
Fixed charges:
Interest portion of rentals	1,044	1,014	695	814	663
Total interest costs	2,427	2,875	2,211	13,244	19,573
Total fixed charges	3,471	3,889	2,906	14,058	20,236
Total earnings	$27,304	$237,031	$(71,643)	$74,204	$(13,130)
Preferred stock dividend requirements	$552	$552	$13,633	$13,633	$13,633
Preferred stock dividend factor	$880	$851	$13,633	$13,633	$15,189
Ratio of earnings to fixed charges	7.9	60.9	(na)	5.3	(na)
Ratio of earnings to fixed charges and preferred dividends	6.3	50.0	(na)	2.7	(na)
Coverage deficit:
On fixed charges	$0	$0	$74,549	$0	$33,366
On fixed charges and preferred dividends	0	0	88,182	0	48,555